SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Chief Financial Officer

Date: March 9, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Updates Status Of The Crown Macau Hotel Casino

New York, March 9, 2007 – Melco PBL Entertainment (Macau) Limited (“Melco PBL Entertainment”), a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market, announced its Crown Macau Hotel Casino (“Crown Macau”) is targeted to complete construction and open on a trial basis on April 28, 2007. The Crown Macau is scheduled to formally open to the public on May 9, 2007 and a grand opening event will be held on May 12, 2007.

“We continue to make excellent progress at Crown Macau. Our construction program remains on schedule and we look forward to the trial opening,” states Simon Dewhurst, Executive Vice President & Chief Financial Officer of Melco PBL Entertainment. “Against tough deadlines, our construction has progressed relatively smoothly, a testament to our Crown Macau contractors and staff”.

The construction of Crown Macau commenced on December 2004 and is being developed to offer a luxurious premium hotel and casino resort experience. In the Company’s initial public offering prospectus, filed with the U.S. Securities and Exchange Commission on December 19, 2006, the Company estimated that the total project development costs for the Crown Macau would be US$512.6 million (“Projected Costs”), which included the value of land for the project, land premium costs, anticipated construction costs, furniture, fixtures and equipment expense (or FF&E), pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

The Company now projects that additional costs of approximately US$71 million will be incurred on the project, representing an increase against the estimated Projected Costs of approximately 14%. The increase in budgeted costs is in three principal areas: pre-opening and property marketing expenses; FF&E expenses for the casino operations; and design and fit-out expenses for the hotel and casino areas.

Upon completion of Crown Macau on April 28, 2007, the property will feature a 36-story tower including approximately 183,000 square feet of gaming space with approximately 220 gaming tables and more than 500 gaming machines.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited (the “MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the rapidly expanding Macau market. MPBL Gaming is one of six companies granted concessions or subconcessions to operate casinos in Macau. Melco PBL Entertainment’s development projects include the Crown Macau, which is targeted to open in the second quarter of 2007, and the City of Dreams, the first phase of which is targeted to open in late 2008. Its existing projects include the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. Melco PBL Entertainment has also entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau peninsula. For more information about Melco PBL Entertainment, please visit http://www.melco-pbl.com.

Melco PBL Entertainment has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and CEO of Melco PBL Entertainment. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of Melco PBL Entertainment.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco PBL Entertainment may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Melco PBL Entertainment’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for the Crown Macau and the City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. Melco PBL Entertainment does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of March 9, 2007, and Melco PBL Entertainment undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Mai Lam Vice President - Finance Tel: (852) 3151 3750 Email: mailam@melco-pbl.com	Ann Mangold Hill & Knowlton (New York) Tel: 212 885 0518 Email: ann.mangold@hillandknowlton.com

Helen Lam Hill & Knowlton (Hong Kong) Tel: (852) 2894 6204 Email: helen.lam@hillandknowlton.com.hk